Exhibit 99.1

OFA Group Announces Pricing of $15,000,000 Initial Public Offering

Los Angeles, California—(Newsfile Corp. - May 21, 2025) - OFA Group (NASDAQ: OFAL) ( the “Company”), an architectural design firm today announced the pricing of its initial public offering (the “Offering”) of 3,750,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per share for total gross proceeds of $15 million to the Company, before deducting underwriting discounts and offering expenses. The Ordinary Shares are expected to commence trading on The Nasdaq Capital Market on May 21, 2025 under the symbol “OFAL”. The Offering is expected to close on May 22, 2025, subject to satisfaction of customary closing conditions.

The Company has granted the underwriter an option to purchase up to an additional 562,500 Ordinary Shares at the initial public offering price, within 45 days from the closing of the Offering.

The Company intends to use the net proceeds from the Offering (i) for research and development of their architectural AI services and tools, (ii) to enhance its service capacity by establishing dedicated in-house teams for architectural and interior design, as well as project management and (iii) for general working capital and daily operational needs, including, but not limited to, the establishment of a U.S. based subsidiary to expand the Company’s services and capacities, funding sales and marketing efforts and developing the Company’s web interface.

The Offering is being conducted on a firm commitment basis. R.F. Lafferty & Co., Inc. (“R.F. Lafferty”) is acting as sole underwriter for the Offering.

A registration statement on Form F-1 (File No. 333-285103) relating to the Offering, as amended, was filed with the Securities and Exchange Commission (the “SEC”) on April 11, 2025 and was declared effective by the SEC on May 15, 2025. The Offering is being made only by means of a prospectus. Copies of the final prospectus related to the Offering, when available, can be obtained from: R.F. Lafferty by email at offerings@rflafferty.com or via standard mail to R.F. Lafferty & Co., Inc, 40 Wall Street, 27th Floor, New York, NY10005. In addition, copies of the prospectus relating to the Offering can be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and shall not constitute an offer, solicitation, or sale in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About OFA Group

OFA Group, through its wholly owned operating subsidiary, Office for Fine Architecture Limited, provides comprehensive architectural services, including design and fit out services for commercial and residential buildings. The Company’s mission is to leverage its expertise in architectural design to maximize the potential of every property, ensuring that its unique attributes are highlighted and enhanced. At the forefront of architectural innovation, the Company is developing proprietary AI technologies that aims to enhance the Company’s architectural design services by integrating cutting-edge artificial intelligence with human expertise. The Company is committed to innovation, efficiency, and scalability at the intersection of architectural excellence and technological advancement.

https://investor.ofacorp.com/

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements although not all forward-looking statements contain these identifying words. These forward-looking statements include statements relating to the expected trading commencement and closing dates, expected use of proceeds, the Company’s operations and business strategy and the Company’s expected financial results. The forward-looking statements contained in this press release are based on management’s current expectations and are subject to substantial risks, uncertainty and changes in circumstances. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and, except as required by federal securities laws, OFA specifically disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Investor Relations Contact:

Michael Bacal, Managing Director, Darrow Associates

(917) 886-9071

mbacal@darrowir.com